EXHIBIT 99.1

Dunxin Financial Holdings Announces Pricing of $1.09 Million Registered Direct Offering

WUHAN, China, July 25, 2023 /PRNewswire/ -- Dunxin Financial Holdings Limited (“Dunxin” or the “Company”) (NYSE American: DXF), a licensed microfinance lender servicing individuals and small and medium enterprises (“SMEs”) in Hubei Province, China, today announced that it entered into a securities purchase agreement with an institutional investors to purchase $1.09 million worth of its American Depositary Shares (“ADS”) in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell 1.09 million ADS at a price of $1.00 per ADS.

The gross proceeds to the Company from the registered direct offering are estimated to be $1.09 million, before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about July 28, 2023, subject to the satisfaction of customary closing conditions.

Spartan Capital Securities LLC, is acting as exclusive placement agent for the offering.

The proposed offering of the ADS described above is being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-264179) filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on August 8, 2022, and the accompanying prospectus contained therein.

The offering is being made only by means of a prospectus supplement and accompanying prospectus. A prospectus supplement describing the terms of the public offering will be filed with the SEC and will form a part of the effective registration statement.

Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained, when available, on the SEC’s website at http://www.sec.gov or from Spartan Capital Securities, LLC, 45 Broadway, New York, NY 10006 or telephone at (877) 772-7818.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Dunxin Financial Holdings Limited

Dunxin is a licensed microfinance lender serving individuals and SMEs in Hubei Province, China. Dunxin suspended offering loans to its customers since 2020 and is exploring new business opportunities based on Metaverse related technologies.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

SOURCE Dunxin Financial Holding Limited